May 19, 2023

AngloGold Ashanti (UK) Limited
Amendment No. 1 to Draft Registration Statement on Form F-4
CIK No. 0001973832

Dear Ms. Majmudar and Mr. Austin:

AngloGold Ashanti (UK) Limited (the “Company”) has submitted today to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-4 (the “Amended Draft Registration Statement”).

This letter and the Amended Draft Registration Statement set forth the Company’s response to the comment of the Staff contained in your letter dated May 3, 2023 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form F-4 submitted to the SEC on April 21, 2023 (the “Draft Registration Statement”).

Draft Registration Statement on Form F-4 submitted April 21, 2023

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Draft Registration Statement. All references to page numbers in these responses are to pages of the Amended Draft Registration Statement.

General

1.
The legend appearing on the prospectus cover page discloses that “We are not asking you for a proxy and you are requested not to send us a proxy.” We also note that other disclosures discuss matters to be voted on, including by proxy, at the Shareholders’ Meeting. While we note your discussion of a Reorganization Circular and South Africa legal requirements on page 1, please revise your cover page, your Q&As and elsewhere to more clearly explain why a proxy is not being requested in connection with this registration statement, the legal requirements governing the shareholder vote and the process by which shareholders, including ADS holders, are able to vote at the Shareholders’ Meeting. Additionally, we note that you have included a Form of Proxy as Exhibit 99.12 to your registration statement. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Amended Draft Registration Statement on the cover page, in a new Q&A on page 10 and under a new caption “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Proxies” on page 55, to clarify that the prospectus is not being used as a proxy statement, the NewCo Ordinary Shares are exempt from the proxy rules under the Exchange Act, and the registration statement on Form F-4 has been prepared solely to fulfill registration requirements under the Securities Act.  The Company advises the Staff that it has also revised disclosures in these sections to repeat that the Reorganization Circular has been prepared in accordance with the South African Companies Act, the Companies Regulations and the JSE Listings Requirements and will provide information regarding the manner in which AGA shareholders may have their vote recorded in relation to the Reorganization.

The Company acknowledges that including a form of proxy as a standalone exhibit to a registration statement when the prospectus is not being used as a proxy statement may cause some confusion. Accordingly, the Company advises the Staff that it has revised Item 21 – “Exhibits and Financial Statements” to consolidate Exhibits 99.10-99.12 into a single new Exhibit 99.10 labeled “Materials relating to AGA Shareholders’ Meeting”.

* * *

Should you have any questions or comments concerning the Amended Draft Registration Statement or this response letter, please contact George A. Stephanakis at +44-20-7453-1040.

Sincerely,

/s/ George A. Stephanakis
George A. Stephanakis

Anuja Majmudar
Mitchell Austin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copy to:

Lizelle Marwick, Chief Legal Officer
Nerilee Rockman, Deputy General Counsel
AngloGold Ashanti Limited a
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa

VIA E-MAIL